Mail Stop 6010

January 14, 2008

Peter G. Leemputte
Chief Financial Officer
Brunswick Corporation
1 N. Field Court
Lake Forest, Illinois 60045-4811

  Re: Brunswick Corporation
     Form 10-K for the fiscal year ended December 31, 2006
     Filed February 23, 2007
     File No. 001-01043

Dear Mr. Leemputte:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

            Sincerely,

            Martin F. James
            Senior Assistant Chief Accountant